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                              November 7, 2023

       Brad K. Heppner
       Chief Executive Officer
       Beneficient
       325 North St. Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: Beneficient
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2023
                                                            File No. 333-275174

       Dear Brad K. Heppner:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed October 26, 2023

       General

   1. Please disclose where appropriate any ownership of GRID Holding Co or GRID at Mesa by any of your
significant shareholders, board members or affiliates, including Mr.
                                                        Heppner or Mr. Hicks.
       Prospectus Summary
       Credit Agreement, page 7

   2. Please tell us, and revise your disclosure as appropriate, whether the 97.5% of the equity interests held by The
EP-00117 Custody Trust represents a significant percentage of the entire Customer ExAlt
Trust.
 Brad K. Heppner
FirstName
BeneficientLastNameBrad K. Heppner
Comapany 7,
November   NameBeneficient
              2023
November
Page 2     7, 2023 Page 2
FirstName LastName
Preliminary Financial Information for the Three and Six Months, page 9

3. Please revise your disclosure about expected goodwill impairment to distinguish between the disclosed impact of the write down in the net asset value of the interests in the GWG
         Wind Down Trust held by you and any other impairments (e.g., your disclosure in Note
         16 to the interim financial statements for the three months ended June 30, 2023 that the
         Ex-ALTS trust is exposed to interest rate risk).
Risk Factors
We may not be able to maintain our listing on Nasdaq, page 72

4. We note that your common stock has been trading at less that $1.00 since October 17,
         2023. Please revise your risk factor to explain how this and your actual number of non-
         affiliated shareholders affects potential delisting from Nasdaq. Management's Discussion and Analysis
Liquidity and Capital Resources, page 151

5. On page 152 you state that "[you] expect to satisfy [y]our obligations and fund [y]our operations for the next twelve months through anticipated operating cash flows, proceeds on ExAlt Loan payments..." Please revise your disclosure to clarify whether the Credit and
         Guarantee Agreement with HH-BDH impacts your ability to meet your expected funding needs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Matthew L. Fry, Esq.